SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           ---------------------------
                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                           ---------------------------

                              LEVEL 8 SYSTEMS, INC.
                        (Name of Subject Company (Issuer)

                           ---------------------------

                              LEVEL 8 SYSTEMS, INC
                       (Names of Filing Persons (Offeror))

                           ---------------------------

     Options Under Level 8 Systems, Inc. 1997 Stock Option Plan to Purchase
                    Common Stock, Par Value $.0001 Per Share
                           (Title of Class Securities)

        Dennis McKinnie, Esq.                         copies to:
       Senior Vice President,                    Scott D. Smith, Esq.
   Chief Legal and Administrative              Katherine M. Koops, Esq.
    Officer, Corporate Secretary        Powell, Goldstein, Frazer & Murphy LLP
        Level 8 Systems, Inc.                      Sixteenth Floor
        8000 Regency Parkway                   191 Peachtree St. N.E.
     Cary, North Carolina 27511                Atlanta, Georgia 30303
           (919) 380-5000                           (404) 572-6600



 (Name, address, and telephone numbers of person authorized to receive notices a and communications on behalf of filing persons)

                            Calculation of Filing Fee
                 ----------------------     --------------------
                 Transaction Valuation*     Amount of filing fee
                 ----------------------     --------------------
                     Not Applicable           Not Applicable
                 ----------------------     --------------------


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registra-tion statement number, or the Form or Schedule and the date of its filing.

             Amount  Previously  Paid:             Not  Applicable
             Form  or  Registration  No.:          Not  Applicable
             Filing  Party:                        Not  Applicable
             Date  Filed:                          Not  Applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commence-ment of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party  tender  offer  subject  to  Rule  14d-1
     [ ]  going-private  transaction  subject  to  Rule  13e-3
     [X]  issuer  tender  offer  subject  to  Rule  13e-4
     [ ]  amendment  to  Schedule  13D  under  Rule  13d-2

Check the following box if the filing is a final amendment reporting the results
of  the  tender  offer:  [   ]

Level  8  Employees:

We intend to roll out an Options Exchange Program within the next few weeks. We anticipate that in its final form, the program will allow you to cancel your vested and unvested options that have an exercise price above $10.00 per share with the understanding that we will issue you new options, according to the program guidelines, in the future, but no sooner than 6 months and one day from the date the original options are cancelled. The exercise price of the new options that are granted will be the closing price of our common stock on the date the new options are granted by the Compensation Committee of our Board of Directors. The newly issued options will be immediately 33 1/3% vested and will vest an additional 33 1/3 % on each of the next two anniversaries of the grant date. The goal of the program is to give employees a chance to enhance their wealth building opportunities through their employment with Level 8.

The reason the Options Exchange Program is being structured this way, rather than simply resetting the exercise price of existing options to the current fair market value (a "repricing"), is that a repricing would require a charge to earnings for accounting purposes that could further depress the price of our common stock. The proposed Options Exchange Program will allow us to avoid a charge to earnings.

Due to the recent popularity of these programs, the U.S. Securities and Exchange Commission has been examining the regulation of option exchange programs under the federal securities laws. On March 21, 2001, the SEC issued guidance about how these programs need to be communicated to employees and administered. The Legal and Human Resources Departments are studying this guidance and are developing a program that complies with this guidance. Once the program is redesigned in accordance with the new guidance, the program will be rolled out company wide. We hope to send out details of the program and participation procedures within the next few weeks.

Please note that the final terms and conditions of the Options Exchange Program will be described fully in the documentation that you will receive once the details of the Options Exchange Program are finalized. The documentation that you will receive may have different terms and conditions from those described above. Please review this documentation when you receive it and before making any decision with respect to this program. Because we are still in the process of finalizing the terms and conditions of the Options Exchange Program we will be unable to answer any questions until after the complete documentation is delivered to you.

Thank  you  for  your  continued  hard  work  and  cooperation.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April  6,  2001
LEVEL  8  SYSTEMS,  INC.



By:  /s/Dennis  McKinnie
     -------------------
Senior  Vice  President,
Chief  Legal  and  Administrative  Officer  and  Corporate  Secretary